1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

September 27, 2021

VIA EDGAR

Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,479

Dear Ms. O’Neal:

This letter responds to comments concerning post-effective amendment (“PEA”) number 2,479 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares USD Bond Factor ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on August 17, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

September 27, 2021

Comment 2: Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response: The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview—Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

The order of the below risk factors does not indicate the significance of any particular risk factor.

Comment 3: Please simplify using plain English the description of “macroeconomic factor timing,” including “duration-times-spread,” in the paragraph on page S-2 beginning with “The first step of the model is macroeconomic factor timing.”

Response: The description has been revised as follows (changes in bold and underline):

The first step of the factor model is macroeconomic factor timing~~. This component uses the implied default risk (derived from the prices~~, which considers high yield bond prices and the price momentum of high yield securities~~) and the 3-month high yield momentum signal~~ to determine the ~~macroeconomic regime~~ status of the economy (as reflected in the bond market) at a given point in time (i.e., whether default risk is low, average and ~~improving~~ declining, average and ~~declining~~ increasing, or high). The status of the ~~macroeconomic regime~~ economy at rebalance is used to determine several features of the Underlying Index composition, including the Underlying Index’s duration and duration-times-spread (“DxS,” which measures credit volatility) targets, as well as determining high yield and MBS sector allocations. The Underlying Index sets the CMBS and ABS weights in line with the weights in the iShares Core U.S. Aggregate Bond ETF.

Comment 4: According to the Principal Investment Strategies on page S-3, a significant portion of the Underlying Index is represented by U.S. agency mortgage-backed securities and U.S. Treasury bonds. In the future, if the components of the Underlying Index change such that high yield bonds represent a significant portion of the Underlying Index, please disclose in the first paragraph on page S-2 under “Principal Investment Strategies” that high yield bonds are commonly referred to as “junk bonds.”

Response: The Trust does not expect high yield bonds to represent a significant portion of the Underlying Index in the future because the Underlying Index methodology contains a 4.0% cap on high yield securities.

Comment 5: If applicable, please include a sentence in the Principal Investment Strategies that the Fund may include bonds of any maturity.

September 27, 2021

Response: The Principal Investment Strategies have been updated to include a sentence stating that the Fund may hold bonds of any maturity, although certain component securities are subject to individual maturity limits consistent with the Underlying Index methodology.

Comment 6: What is the basis of comparison for the “broader universe” of U.S. dollar-denominated bonds as described in the Principal Investment Strategies on page S-2? Is there a different universe typically used by competitor funds or does the methodology comparison relate to the use of the factor-based insights?

Response: The methodology comparison relates to the use of factor based insights. The description on page S-2 has been revised as follows (changes in bold and underline):

This methodology~~, unlike the methodologies used by traditional market value-weighted bond indexes ,~~ selects component bonds from the ~~broader~~ broad universe of U.S. dollar-denominated bonds and allocates them according to factor-based insights, unlike the methodologies used by traditional market value-weighted bond indexes.

Comment 7: Please include in the statutory prospectus, at minimum, the number of Underlying Index components. A range is acceptable.

Response: The statutory prospectus has been updated to include the approximate number of Underlying Index components.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre Smith

Marisa Rolland

Nick Cordell

Jennifer Kerslake

Michael Gung

Luis Mora

George Rafal

Jakob Edson